FOROS

December 4, 2020

The Board of Directors
SEACOR Holdings Inc.
2200 Eller Drive
Fort Lauderdale, FL 33316

Members of the Board of Directors:

We understand that SEACOR Holdings Inc., a Delaware corporation (the "Company") proposes to enter into the Agreement and Plan of Merger, dated as of December 4, 2020 (the "Merger Agreement"), by and among Safari Parent, Inc., a Delaware corporation ("Parent"), Safari Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub") and the Company, pursuant to which, among other things, (i) Merger Sub would commence a tender offer (the "Tender Offer") for all the outstanding shares of the common stock, par value $0.01 per share, of the Company ("Company Common Stock") for $41.50 per share, net to the seller in cash, without interest (the "Consideration"), and (ii) Merger Sub would merge with and into the Company, with the Company surviving (the "Merger") and each issued and outstanding share of Company Common Stock (other than shares owned by Parent, Merger Sub, any other direct or indirect wholly owned subsidiary of Parent or the Company (or held in the Company's treasury) immediately prior to the effective time of the Merger, all of which shares would be cancelled and retired and would cease to exist, with no consideration being delivered with respect thereto (collectively, "Cancelled Shares"), and other than shares that are held by stockholders of the Company who are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law ("DGCL") and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL, and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (collectively, "Dissenting Shares")) would be converted into the right to receive an amount in cash equal to the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders of Cancelled Shares or Dissenting Shares) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have, among other things:

(1) reviewed certain publicly available business and financial information relating to the Company that we deemed relevant;

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(2) reviewed certain information, including financial forecasts provided by senior management of the Company on August 11, 2020 (the "Company Forecasts") and other financial and operating data concerning the Company, prepared by the management of the Company;

(3) discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(4) compared the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions we deemed relevant;

(5) reviewed a draft of the Merger Agreement dated December 3, 2020; and

(6) performed such other analyses and studies and considered such other factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, at your direction and without independent verification, the accuracy and completeness of all of the financial and other information and data, including without limitation the Company Forecasts, publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts, we have assumed, at your direction and without independent verification, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made any physical inspection of the properties or assets of the Company. We have not evaluated the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at your direction, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of Company Common Stock (other than holders of Cancelled Shares or Dissenting Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of the Company. In addition, no opinion or view is expressed with respect to the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transaction.

This opinion is not intended to be and does not constitute a recommendation to members of the Board of Directors as to whether they should approve the Transaction or the Merger Agreement, and we

express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive fees for our services, a portion of which we received prior to rendering this opinion, a portion of which is payable in connection with rendering this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates in the past have provided and in the future may provide investment banking and other financial services to the Company and in the future may receive compensation for the rendering of these services.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction and may not be used for any other purpose without our prior written consent, except that this opinion, may, if required by law, be included in its entirety in any proxy or other information statement or registration statement to be mailed to stockholders of the Company in connection with the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as they exist and can be evaluated on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Opinion Committee.

Based upon and subject to the foregoing, including the assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be paid pursuant to the Transaction to holders of Company Common Stock (other than holders of Cancelled Shares or Dissenting Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

FOROS SECURITIES LLC